(ALLSTATE LOGO)
Angela K. Fontana
Vice President, General Counsel and Secretary

May 1, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    RE:    Acceleration Request
        Registration Statement on Form S-1
        File No. 333-254899
        Principal Underwriter: Allstate Distributors, L.L.C.

Members of the Commission:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, Allstate Distributors, L.L.C., in its capacity as principal underwriter, hereby requests acceleration of the above-referenced Registration Statement on Form S-1 to May 1, 2021.

Very truly yours,

ALLSTATE DISTRIBUTORS, L.L.C.

/s/Angela K. Fontana
Angela K. Fontana
Vice President, General Counsel and Secretary

Allstate Distributors, L.L.C.
2775 Sanders Road, A2E Northbrook, IL 60062
T 847.402.9365 E afontana@allstate.com